EXECUTION COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F √ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No √

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, (a) a notice filed with KOSDAQ and the Financial Supervisory Commission of Korea on July 3, 2002, regarding a US$50 million forward contract entered into by the Company on July 2, 2002; and (b) an English translation of such notice.

파생상품 미결제약정잔액 발생 및 변동

【발생시】

1. 거래 대상물		원/달러 Forward (미화 50,000,000)
2. 미결제약정잔액(가+나) (원)		61,216,000,000
	가. 매입금액 (원)	61,216,000,000
	나. 매도금액 (원)	-
- 자산총액 대비 (%)		1.71
3. 발생일		2002년 07월 02일
4. 당해회사의 직전사업연도말 자산총액 (원)		3,580,682,468,911
5. 기타		- 본 계약은 2003년 1월 6일자로 만기 됨.

【변동시】

1. 거래 대상물	-
2. 직전 신고한 미결제약정잔액(가+나) (원)	-
가. 매입금액 (원)	-
나. 매도금액 (원)	-
- 자산총액 대비 (%)	-
3. 변동금액(가+나) (원)	-
가. 매입금액 (원)	-
나. 매도금액 (원)	-
4. 변동비율	-
가. 자산총액 대비(%)	-
나. 직전신고한 미결제약정잔액 대비(%)	-
5. 변동사유	-
6. 변동일	-
7. 당해회사의 직전사업연도말 자산총액 (원)	-
8. 기타	-

안건

Open Interest Balance of Derivatives

1. Derivative Traded		Won/US$ Forward (US$ 50,000,000)
2. Open Interest Balance (a+b) (KRW)		61,216,000,000
	a. Amount of Purchase (KRW)	61,216,000,000
	b. Amount of Sale (KRW)	-
- Ratio to Total Assets (%)		1.71
3. Date when Balance of Open Interest Incurred		July 2, 2002
4. Total Assets at the End of Preceding Business Year (KRW)		3,580,692,468,911
5. Others		This forward contract expires on January 6, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: July 3, 2002

By: ______________________
Name: Kyu June Hwang
Title: Managing Director